Exhibit 99.1

ASX RELEASE | December 12, 2018 | ASX:PLL; NASDAQ:PLL

PIEDMONT TO CHANGE NASDAQ TICKER TO “PLL”

Piedmont Lithium Limited (ASX: PLL; Nasdaq: PLL) (“Piedmont” or “Company”) is pleased to announce that Nasdaq has approved the change of the ticker symbol for the Company’s ADRs to “PLL” from “PLLL”.  The change is expected to be effective as of December 13, 2018 in the US.  The ticker symbol for the Company’s ADRs on Nasdaq will now be the same as the symbol for the Company’s ordinary shares trading on the ASX.

For further information, contact:

Keith D. Phillips	Anastasios (Taso) Arima
President & CEO	Executive Director
T: +1 973 809 0505	T: +1 347 899 1522
E: keith@piedmontlithium.com	E: taso@piedmontlithium.com

Forward Looking Statements

This announcement may include forward-looking statements. These forward-looking statements are based on Piedmont’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Piedmont, which could cause actual results to differ materially from such statements. Piedmont makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of that announcement.